UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On February 28, 2025, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to pay dividends in the aggregate amount of KRW 137,380,312,478 for the fiscal year 2024 to KEPCO’s shareholders who were registered in the shareholders registry as of December 31, 2024 as set forth below, subject to approval at KEPCO’s annual general meeting of shareholders currently scheduled to be held on March 26, 2025.

Dividend payment for the fiscal year 2020

Fiscal year	2024
Dividend per share	KRW 214
Market value dividend ratio*	1%

*

Represents the percentage ratio of dividend per share, as divided by the arithmetic average of the closing prices of a KEPCO share during the one-week period prior to the second trading day immediately preceding December 31, 2024, the date KEPCO’s shareholders registry was closed for purposes of identifying shareholders entitled to be paid dividends for the fiscal year 2024.

✓	Aggregate dividend amount corresponds to KEPCO’s outstanding voting shares of 641,964,077.

✓	Pursuant to Article 464-2 of the Korean Commercial Act, dividends will be paid within one month from the day the annual general meeting of shareholders is held.

Any of the foregoing plan may change depending on the external auditor’s audit results and the approval process at KEPCO’s annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik

Name:	Joo, Hwa-sik
Title: Vice President

Date: February 28, 2025